                                                               Exhibit 99.1


CHUBB GROUP OF INSURANCE COMPANIES   DECLARATIONS
15 Mountain View Road, Warren,       FINANCIAL INSTITUTION INVESMENT
New Jersey 07059                     COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its       Bond Number: 82048499
SUBSIDIARIES):

YORK ENHANCED STRATEGIES FUND, LLC   VIGILANT INSURANCE COMPANY
767 Fifth Avenue                     Incorporated under the laws of New York
NEW YORK, N Y 10153                  a stock insurance company herein called
                                     the COMPANY

                                     55 Water Street, New York NY 10041-2899

ITEM 1. BOND PERIOD: from 12:01 a.m. on November 1, 2005
                       to 12:01 a.m. on October 5, 2006

ITEM 2. LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                          DEDUCTIBLE
INSURING CLAUSE                      LIMIT OF LIABILITY     AMOUNT
---------------                      ------------------   ----------
 1. Employee                             $5,000,000        $250,000
 2. On Premises                          $5,000,000        $250,000
 3. In Transit                           $5,000,000        $250,000
 4. Forgery or Alteration                $5,000,000        $250,000
 5. Extended Forgery                     $5,000,000        $250,000
 6. Counterfeit Money                    $5,000,000        $250,000
 7. Threats to Person                    $5,000,000        $250,000
 8. Computer System                      $5,000,000        $250,000
 9. Voice Initiated Funds Transfer       $5,000,000        $250,000
    Instruction
10. Uncollectible Items of Deposit       $5,000,000        $250,000
11. Audit Expense                        $   25,000        $   None

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
        17-02-2437 Deleting Valuation-Other Property
        17-02-2863 NY Amendatory
        14-02-9228 Compliance with Applicable Trade Laws

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macan                     /s/ Thomas F. Motamed
-------------------------------------   ----------------------------------------
Secretary                               President


Countersigned by                        /s/ Robert Hamburger
                 --------------------   ----------------------------------------
                                        Authorized Representative


ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98)                                           Page 1 of 1

          The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                           (3)  negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any bills of exchange,
                                           checks, drafts, acceptances,
                                           certificates of deposits, promissory
                                           notes, due bills, money orders,
                                           orders upon public treasuries,
                                           letters of credit, other written
                                           promises, orders or directions to pay
                                           sums certain in money, or receipts
                                           for the withdrawal of PROPERTY, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

INSURING CLAUSES

Forgery Or Alteration                 b.   transferring, paying or delivering
(continued)                                any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions, advices or applications
                                           directed to the ASSURED authorizing
                                           or acknowledging the transfer,
                                           payment, delivery or receipt of funds
                                           or other PROPERTY, which
                                           instructions, advices or applications
                                           fraudulently purport to bear the
                                           handwritten signature of any customer
                                           of the ASSURED, or shareholder or
                                           subscriber to shares of an INVESTMENT
                                           COMPANY, or of any financial
                                           institution or EMPLOYEE but which
                                           instructions, advices or applications
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, shareholder,
                                           subscriber, financial institution or
                                           EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.   acquired, accepted or received,
                                           accepted or received, sold or
                                           delivered, or given value, extended
                                           credit or assumed liability, in
                                           reliance on any original SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently
                                                material alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed
                                           any signatures on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, guarantee, endorsement or
                                           other obligation upon or in
                                           connection with any SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

INSURING CLAUSES
(continued)

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      COUNTERFEIT money.

Threats To Person                7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                                      a.   the EMPLOYEE who receives the threat
                                           has made a reasonable effort to
                                           notify an officer of the ASSURED who
                                           is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable
                                           effort to notify the Federal Bureau
                                           of Investigation and local law
                                           enforcement authorities concerning
                                           such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any EMPLOYEE of the
                                      ASSURED, as set forth in the preceding
                                      paragraph, shall be deemed to be an
                                      ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within,

                                      a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds            9.   Loss resulting directly from VOICE
Transfer Instruction                  INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by
                                           those EMPLOYEES of the ASSURED
                                           specifically authorized to receive
                                           the VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION,

                                      b.   made by a person purporting to be a
                                           CUSTOMER, and

                                      c.   made by said person for the purpose
                                           of causing the ASSURED or CUSTOMER to
                                           sustain a loss or making an improper
                                           personal financial gain for such
                                           person or any other person.

                                      In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of           10.  Loss resulting directly from the ASSURED
Deposit                               having credited an account of a customer,
                                      shareholder or subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                                      a.   redemptions or withdrawals to be
                                           permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid,

                                      from an account of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or
Included As Assured                   INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of the
                                           others for all purposes under this
                                           Bond, including but not limited to
                                           the giving or receiving of any notice
                                           or proof required to be given and for
                                           the purpose of effecting or accepting
                                           any amendments to or termination of
                                           this Bond. The COMPANY shall furnish
                                           each INVESTMENT COMPANY with a copy
                                           of the Bond and with any amendment
                                           thereto, together with a copy of each
                                           formal filing of claim by any other
                                           named ASSURED and notification of the
                                           terms of the settlement of each such
                                           claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible
                                           for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made              B.   The ASSURED represents that all
By Assured                            information it has furnished in the
                                      APPLICATION for this Bond or otherwise is complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices               C.   If the ASSURED, other than an Investment
Or Employees --                       Company, while this Bond is in force,
Consolidation, Merger Or              merges or consolidates with, or purchases
Purchase Or Acquisition               or acquires assets or liabilities of
Of Assets or Liabilities -            another institution, the ASSURED shall not
Notice to Company                     have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities,

                                      of such institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

Change Of Control --             D.   When the ASSURED learns of a change in
Notice To Company                     control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a)(9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities.

                                      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And                  E.   The COMPANY will indemnify the ASSURED for
Attorneys' Fees                       court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5.98)                                          Page 6 of 19

GENERAL AGREEMENTS

Court Costs And                       (1)  an EMPLOYEE admits to being guilty of
Attorneys' Fees                            LARCENY OR EMBEZZLEMENT,
(continued)
                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or

                                      (3)  in the absence of 1 or 2 above, an
                                           arbitration panel agrees, after a
                                           review of an agreed statement of
                                           facts between the COMPANY and the
                                           ASSURED, that an Employee would be
                                           found guilty of LARCENY OR
                                           EMBEZZLEMENT if such EMPLOYEE were
                                           prosecuted.

                                      The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                      If the COMPANY declines to defend the
                                      ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                      If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                      AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                      If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT
                                      OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE bears to the total of the amount
                                      demanded in such suit or legal proceeding.

                                      If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                      INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE
                                      AMOUNT, bears to the total amount
                                      demanded.

                                      Amounts paid by the COMPANY for court
                                      costs and attorneys' fees shall be in
                                      addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5.98)                                          Page 7 of 19

CONDITIONS AND LIMITATIONS

Definitions                      1.  As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   CUSTODIAN means the institution
                                           designated by an INVESTMENT COMPANY
                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                           (7)  a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5.98)                                          Page 8 of 19

CONDITIONS AND LIMITATIONS

Definitions                      (8)  each natural person, partnership or
(continued)                           corporation authorized by written
                                      agreement with the ASSURED to perform
                                      services as electronic data processor of
                                      checks or other accounting records related
                                      to such checks but only while such person,
                                      partnership or corporation is actually
                                      performing such services and not:

                                      a.   creating, preparing, modifying or
                                           maintaining the ASSURED'S computer
                                           software or programs, or

                                      b.   acting as transfer agent or in any
                                           other agency capacity in issuing
                                           checks, drafts or securities for the
                                           ASSURED,

                                 (9)  any partner, officer or employee of an
                                      investment advisor, an underwriter
                                      (distributor), a transfer agent or
                                      shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT
                                      COMPANY or acting as a member of any
                                      committee duly elected or appointed to
                                      examine, audit or have custody of or
                                      access to PROPERTY of an INVESTMENT
                                      COMPANY.

                                      The term EMPLOYEE shall not include any
                                      partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                      a.   which is not an "affiliated person"
                                           (as defined in Section 2(a) of the
                                           Investment Company Act of 1940) of an
                                           INVESTMENT COMPANY or of the
                                           investment advisor or underwriter
                                           (distributor) of such INVESTMENT
                                           COMPANY, or

                                      b.   which is a "bank" (as defined in
                                           Section 2(a) of the Investment
                                           Company Act of 1940).

                                           This Bond does not afford coverage in
                                           favor of the employers of persons as
                                           set forth in e. (4), (5) and (8)
                                           above, and upon payment to the
                                           ASSURED by the COMPANY resulting
                                           directly from LARCENY OR EMBEZZLEMENT
                                           committed by any of the partners,
                                           officers or employees of such
                                           employers, whether acting alone or in
                                           collusion with others, an assignment
                                           of such of the ASSURED'S rights and
                                           causes of action as it may have
                                           against such employers by reason of
                                           such acts so committed shall, to the
                                           extent of such payment, be given by
                                           the ASSURED to the COMPANY, and the
                                           ASSURED shall execute all papers
                                           necessary to secure to the COMPANY
                                           the rights provided for herein.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

CONDITIONS AND LIMITATIONS

Definitions                                Each employer of persons as set forth
(continued)                                in e.(4), (5) and (8) above and the
                                           partners, officers and other
                                           employees of such employers shall
                                           collectively be deemed to be one
                                           person for all the purposes of this
                                           Bond; excepting, however, the fifth
                                           paragraph of Section 13.

                                           Independent contractors not specified
                                           in e.(4), (5) or (8) above,
                                           intermediaries, agents, brokers or
                                           other representatives of the same
                                           general character shall not be
                                           considered EMPLOYEES.

                                      f.   FORGERY means the signing of the name
                                           of another natural person with the
                                           intent to deceive but does not mean a
                                           signature which consists in whole or
                                           in part of one's own name, with or
                                           without authority, in any capacity
                                           for any purpose.

                                      g.   INVESTMENT COMPANY means any
                                           investment company registered under
                                           the Investment Company Act of 1940
                                           and listed under the NAME OF ASSURED
                                           on the DECLARATIONS.

                                      h.   ITEMS OF DEPOSIT means one or more
                                           checks or drafts drawn upon a
                                           financial institution in the United
                                           States of America.

                                      i.   LARCENY OR EMBEZZLEMENT means larceny
                                           or embezzlement as defined in Section
                                           37 of the Investment Company Act of
                                           1940.

                                      j.   PROPERTY means money, revenue and
                                           other stamps; securities; including
                                           any note, stock, treasury stock,
                                           bond, debenture, evidence of
                                           indebtedness, certificate of deposit,
                                           certificate of interest or
                                           participation in any profit-sharing
                                           agreement, collateral trust
                                           certificate, preorganization
                                           certificate or subscription,
                                           transferable share, investment
                                           contract, voting trust certificate,
                                           certificate of deposit for a
                                           security, fractional undivided
                                           interest in oil, gas, or other
                                           mineral rights, any interest or
                                           instruments commonly known as a
                                           security under the Investment Company
                                           Act of 1940, any other certificate of
                                           interest or participation in,
                                           temporary or interim certificate for,
                                           receipt for, guarantee of, or warrant
                                           or right to subscribe to or purchase
                                           any of the foregoing; bills of
                                           exchange; acceptances; checks;
                                           withdrawal orders; money orders;
                                           travelers' letters of credit; bills
                                           of lading; abstracts of title;
                                           insurance policies, deeds, mortgages
                                           on real estate and/or upon chattels
                                           and interests therein; assignments of
                                           such policies, deeds or mortgages;
                                           other valuable papers, including
                                           books of accounts and other records
                                           used by the ASSURED in the conduct of
                                           its business (but excluding all
                                           electronic data processing records);
                                           and, all other instruments similar to
                                           or in the nature of the foregoing in
                                           which the ASSURED acquired an
                                           interest at the time of the ASSURED'S
                                           consolidation or merger with, or
                                           purchase of the principal assets of,
                                           a predecessor or which are held by
                                           the ASSURED for any purpose or in any
                                           capacity and whether so held
                                           gratuitously or not and whether or
                                           not the ASSURED is liable therefor.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

CONDITIONS AND LIMITATIONS

Definitions                           k.   RELATIVE means the spouse of an
(continued)                                EMPLOYEE or partner of the ASSURED
                                           and any unmarried child supported
                                           wholly by, or living in the home of,
                                           such EMPLOYEE or partner and being
                                           related to them by blood, marriage or
                                           legal guardianship.

                                      l.   SECURITIES, DOCUMENTS OR OTHER
                                           WRITTEN INSTRUMENTS means original
                                           (including original counterparts)
                                           negotiable or non-negotiable
                                           instruments, or assignments thereof,
                                           which in and of themselves represent
                                           an equitable interest, ownership, or
                                           debt and which are in the ordinary
                                           course of business transferable by
                                           delivery of such instruments with any
                                           necessary endorsements or
                                           assignments.

                                      m.   SUBSIDIARY means any organization
                                           that, at the inception date of this
                                           Bond, is named in the APPLICATION or
                                           is created during the BOND PERIOD and
                                           of which more than fifty percent
                                           (50%) of the outstanding securities
                                           or voting rights representing the
                                           present right to vote for election of
                                           directors is owned or controlled by
                                           the ASSURED either directly or
                                           through one or more of its
                                           subsidiaries.

                                      n.   TRANSPORTATION COMPANY means any
                                           organization which provides its own
                                           or its leased vehicles for
                                           transportation or which provides
                                           freight forwarding or air express
                                           services.

                                      o.   VOICE INITIATED ELECTION means any
                                           election concerning dividend options
                                           available to INVESTMENT COMPANY
                                           shareholders or subscribers which is
                                           requested by voice over the
                                           telephone.

                                      p.   VOICE INITIATED REDEMPTION means any
                                           redemption of shares issued by an
                                           INVESTMENT COMPANY which is requested
                                           by voice over the telephone.

                                      q.   VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION means any VOICE INITIATED
                                           REDEMPTION or VOICE INITIATED
                                           ELECTION.

                                      For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All                     COVER:
Insuring Clauses
                                      a.   loss not reported to the COMPANY in
                                           writing within sixty (60) days after
                                           termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil commotion
                                           outside the United States of America
                                           and Canada, or any loss due to
                                           military, naval or usurped power, war
                                           or insurrection. This Section 2.b.,
                                           however, shall not apply to loss
                                           which occurs in transit in the
                                           circumstances recited in INSURING
                                           CLAUSE 3., provided that when such
                                           transit was initiated there was no
                                           knowledge on the part of any person
                                           acting for the ASSURED of such riot,
                                           civil commotion, military, naval or
                                           usurped power, war or insurrection;

                                      c.   loss resulting from the effects of
                                           nuclear fission or fusion or
                                           radioactivity;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

CONDITIONS AND LIMITATIONS

General Exclusions Applicable         d.   loss of potential income including,
to All Insuring Clauses                    but not limited to, interest and
(continued)                                dividends not realized by the ASSURED
                                           or by any customer of the ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   costs, fees and expenses incurred by
                                           the ASSURED in establishing the
                                           existence of or amount of loss under
                                           this Bond, except to the extent
                                           covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;

                                      h.   loss resulting from dishonest acts by
                                           any member of the Board of Directors
                                           or Board of Trustees of the ASSURED
                                           who is not an EMPLOYEE, acting alone
                                           or in collusion with others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or
                                                     sale of securities,

                                                b.   securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made
                                                pursuant to any such law; or

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from voice requests or
                                           instructions received over the
                                           telephone, provided however, this
                                           Section 2.k. shall not apply to
                                           INSURING CLAUSE 7. or 9.

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clause 1.                             a.   loss caused by an EMPLOYEE, provided,
                                           however, this Section 3.a. shall not
                                           apply to loss covered under INSURING
                                           CLAUSE 2. or 3. which results
                                           directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

CONDITIONS AND LIMITATIONS

Specific Exclusions -                      (1)  to do bodily harm to any natural
Applicable To All Insuring                      person, except loss of PROPERTY
Clauses Except Insuring                         in transit in the custody of any
Clause 1. (continued)                           person acting as messenger of
                                                the ASSURED, provided that when
                                                such transit was initiated there
                                                was no knowledge by the ASSURED
                                                of any such threat, and provided
                                                further that this Section 3.b.
                                                shall not apply to INSURING
                                                CLAUSE 7., or

                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;

                                      c.   loss resulting from payments made or
                                           withdrawals from any account
                                           involving erroneous credits to such
                                           account;

                                      d.   loss involving ITEMS OF DEPOSIT which
                                           are not finally paid for any reason
                                           provided however, that this Section
                                           3.d. shall not apply to INSURING
                                           CLAUSE 10.;

                                      e.   loss of property while in the mail;

                                      f.   loss resulting from the failure for
                                           any reason of a financial or
                                           depository institution, its receiver
                                           or other liquidator to pay or deliver
                                           funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction or
                                           removal from the possession, custody
                                           or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY, provided
                                           however, that this Section 3.g. shall
                                           not apply to INSURING CLAUSE 3.;

                                      h.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal, either on
                                           the premises of the customer of the
                                           ASSURED or under the control of such
                                           a customer, by a customer or other
                                           person who had authorized access to
                                           the customer's authentication
                                           mechanism.

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 5.
                                           or 6.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

CONDITIONS AND LIMITATIONS
(continued)

Limit Of Liability/Non-          5.   At all times prior to termination of this
Reduction And Non-Accumulation        Bond, this Bond shall continue in force
Of Liability                          for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS,
                                      notwithstanding any previous loss for
                                      which the COMPANY may have paid or be
                                      liable to pay under this Bond provided,
                                      however, that the liability of the COMPANY
                                      under this Bond with respect to all loss
                                      resulting from:

                                      a.   any one act of burglary, robbery or
                                           hold-up, or attempt thereat, in which
                                           no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or

                                      c.   all acts, other than those specified
                                           in a. above, of any one person, or

                                      d.   any one casualty or event other than
                                           those specified in a., b., or c.
                                           above,

                                      shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                      All acts, as specified in c. above, of any one person which

                                      i.   directly or indirectly aid in any way
                                           wrongful acts of any other person or
                                           persons, or

                                      ii.  permit the continuation of wrongful
                                           acts of any other person or persons

                                      whether such acts are committed with or
                                      without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

CONDITIONS AND LIMITATIONS
(continued)

Notice To Company -              7.   a.   The ASSURED shall give the COMPANY
Proof - Legal                              notice thereof at the earliest
Proceedings                                practicable moment, not to exceed
Against Company                            sixty (60) days after discovery of
                                           loss, in an amount that is in excess
                                           of 50% of the applicable DEDUCTIBLE
                                           AMOUNT, as stated in ITEM 2. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of loss
                                           shall be identified by certificate or
                                           bond numbers, if issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.

                                      f.   Proof of loss involving Voice
                                           INITIATED FUNDS TRANSFER INSTRUCTION
                                           shall include electronic recordings
                                           of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account
                                      of loss unless the amount of such loss,
                                      after deducting the net amount of all
                                      reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any
                                      Bond or policy of insurance issued by an
                                      insurance company and covering such loss,
                                      or by the COMPANY on account thereof prior
                                      to payment by the COMPANY of such loss,
                                      shall exceed the DEDUCTIBLE AMOUNT set
                                      forth in ITEM 3. of the DECLARATIONS, and
                                      then for such excess only, but in no event
                                      for more than the applicable LIMITS OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                      There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                      sustained by any INVESTMENT COMPANY.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY
                                      consisting of books of account or other
                                      records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

CONDITIONS AND LIMITATIONS

Valuation                             The value of any loss of PROPERTY other
(continued)                           than books of account or other records
                                      used by the ASSURED in the conduct of its
                                      business, for which a claim is made shall
                                      be determined by the average market value
                                      of such PROPERTY on the business day
                                      immediately preceding discovery of such
                                      loss provided, however, that the value of
                                      any PROPERTY replaced by the ASSURED with
                                      the consent of the COMPANY and prior to
                                      the settlement of any claim for such
                                      PROPERTY shall be the actual market value
                                      at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

Securities Settlement            10.  In the event of a loss of securities
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement securities, tender the value
                                      of the securities in money, or issue its
                                      indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value greater
                                           than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section 10.a.,
                                      b., and c. is the value in accordance with
                                      Section 9, VALUATION, regardless of the
                                      value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

CONDITIONS AND LIMITATIONS

Securities Settlement                 The ASSURED shall pay the proportion of
(continued)                           the Company's premium charge for the
                                      Company's indemnity as set forth in
                                      Section 10.a., b., and c. No portion of
                                      the LIMIT OF LIABILITY shall be used as
                                      payment of premium for any indemnity
                                      purchased by the ASSURED to obtain
                                      replacement securities.

Subrogation -                    11.  In the event of a payment under this Bond,
Assignment -                          the COMPANY shall be subrogated to all of
Recovery                              the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and

                                      d.   fourth, to the ASSURED in
                                           satisfaction of any loss suffered by
                                           the ASSURED which was not covered
                                           under this Bond.

                                      Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of                   12.  At the COMPANY'S request and at reasonable
Assured                               times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY
                                           and subscribe to the same under oath,

                                      b.   produce for the COMPANY'S examination
                                           all pertinent records, and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

CONDITIONS AND LIMITATIONS
(continued)

Termination                      13.  If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

                                      If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT COMPANY:

                                      a.   immediately on the taking over of
                                           such ASSURED by a receiver or other
                                           liquidator or by State or Federal
                                           officials, or

                                      b.   immediately on the filing of a
                                           petition under any State or Federal
                                           statute relative to bankruptcy or
                                           reorganization of the ASSURED, or
                                           assignment for the benefit of
                                           creditors of the ASSURED, or

                                      c.   immediately upon such ASSURED ceasing
                                           to exist, whether through merger into
                                           another entity, disposition of all of
                                           its assets or otherwise.

                                      The COMPANY shall refund the unearned
                                      premium computed at short rates in
                                      accordance with the standard short rate
                                      cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

                                      If any partner, director, trustee, or
                                      officer or supervisory employee of an
                                      ASSURED not acting in collusion with an
                                      EMPLOYEE learns of any dishonest act
                                      committed by such EMPLOYEE at any time,
                                      whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                      a.   shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by each ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission,
                                      Washington, D.C. of its desire to
                                      terminate this Bond as to such EMPLOYEE.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

CONDITIONS AND LIMITATIONS
(continued)

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the Property
                                           involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.

                                      If this Bond is for a joint ASSURED, no
                                      charge or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

                                        VIGILANT INSURANCE COMPANY

                                        Endorsement No.: 1

                                        Bond Number: 82048499

NAME OF ASSURED: YORK ENHANCED STRATEGIES FUND, LLC

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: July 17, 2006                     By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

ICAP Bond
Form 17-02-2437 (Ed. 1-01)

                                                      VIGILANT INSURANCE COMPANY

                                                              Endorsement No.: 2

                                                           Bond Number: 82048499

NAME OF ASSURED: YORK ENHANCED STRATEGIES FUND, LLC

                         NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13, Termination, the following:

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

     Bonds In Effect More Than Sixty (60) Days

     If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

     1.   Nonpayment of premium;

     2. Conviction of a crime arising out of acts increasing the hazard insured against ;

     3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

     4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

     5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

     6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

     7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 1

     Notice Of Termination

     Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

     Return Premium Calculations

     The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.   By adding a new Section reading as follows:

     "Section 17. Election To Conditionally Renew / Nonrenew This Bond

     Conditional Renewal

     If the COMPANY conditionally renews this Bond subject to:

     1.   Change of limits of liability ;

     2.   Change in type of coverage;

     3.   Reduction of coverage;

     4.   Increased deductible;

     5.   Addition of exclusion; or

     6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

     Notices Of Nonrenewal And Conditional Renewal

     1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

          a.   The expiration date; or

          b. The anniversary date if this Bond has been written for a term of more than one year.

     2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

     3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

     No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 2

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: July 17, 2006                     By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 3

Effective date of
this endorsement: November 1, 2005      VIGILANT INSURANCE COMPANY

                                        Endorsement No.: 3

                                        To be attached to and form a part of
                                        Number: 82048499

Issued to: YORK ENHANCED STRATEGIES FUND, LLC

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: July 17, 2006                     By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                        AS MANAGER OF THE MEMBER INSURERS OF THE
                                              CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$-0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                                                    EXHIBIT 99.2


                       YORK ENHANCED STRATEGIES FUND, LLC

                                  Resolutions

Fidelity Bond
-------------

          RESOLVED, that the Board of Directors hereby approves of the amount, type, form, coverage and payment of premium of the fidelity bond issued by Chubb Group of Insurance Companies to the Company by the officers of the Company (the "Authorized Officers");

          RESOLVED FURTHER, that the Authorized Officers be, and they hereby are, authorized from time to time to increase that amount of the fidelity bond during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, with other terms of the bond remaining substantially the same, and the Board of Directors acknowledges that this approval constitutes advance notice of these increases required to be given to the Board of Directors, provided that any such increase will be submitted for ratification by the Board of Directors at its first regular meeting following the effective date of the increase; and

          RESOLVED FURTHER, that the Secretary of the Company is hereby directed to make filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.


General
-------

          RESOLVED, that any and all actions previously taken or caused to be taken by any of the Authorized Officers of the Company in connection with any of the matters contemplated by the resolutions adopted hereby are acknowledged to be duly authorized acts performed on behalf of the Company and are hereby approved, adopted, accepted, ratified and confirmed in all respects as the acts and deeds of the Company; and

          FURTHER RESOLVED, that each of the Authorized Officers of the Company hereby is authorized, in the name and on behalf of the Company and under its corporate seal where required, to execute and deliver such additional agreements, instruments and documents, and to take or cause to be taken such other actions, as the Company may determine to be necessary or advisable to implement the purposes and intent of the resolutions adopted hereby, each such agreement, instrument and document to be in such form and to contain such terms and conditions, consistent with such resolutions, as the Authorized Officers of the Company executing the same may approve, the execution and delivery of any such agreement, instrument or document by any such Authorized Officer or the taking of such action to be conclusive evidence of such authorization and approval.